Exhibit 4.59

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and putellase of ships. Adopted by SIMCO io 195l!. Cod&-name SALEFORM 2012 Revised19e6,1983aod 1986187.1993aod2012 Dated: as of 19th March 2021 SB/ Chartering and Trading Ltd , of the Marshall Islands, (t>lame ef sellers), hereinafter called the "Sellers", whose performance is hereby irrevocably and unconditionally guaranteed by Eneti Inc., have agreed to sell.and Argo Maritime Limited, of the Marshall Islands, (Name ef tniyers), hereinafter called the "Buyers'', whose performance is hereby irrevocably and unconditionfll/y guaranteed by Globus Maritime Limited, have agreed to buy: Name of vessel: Yangze 11 IMO Number: 9828857 Classification Society: LR Class Notation: IOOAJ Bulk Carrier, CSR, BC-A, GRAB /20/, Hold Nos. 2, 4 and 6 May be Empty, ESP, ShipRight ACS(B), *J WS, LI LMC VMS Descriptive Notes: ShipRight (BWMP (S+F, 1),SCM) 8 9 10 11 12 13 14 15 i 16 i.c' <: 8.17 0 (,) 18 (,) :;:,: iii g .. . ';J ,2 020 o g 21 22 .q .. e ... &> .c "c' 24 u ]; 26 "'.c "<: "27 (,) n. Year of Build: 2018_ Builder/Yard: Jia11gsu New Yangzi Shipbuilding Co., Ltd. Flag: Liberia Place of Registration: Monrovia GT NT: 44190 127642 hereinafter called the ''Vessel", on the following terms and conditions: Definitions "Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Monaco, The Netherlands, United Kingdom, Germa.ny, Greece, Buyers Nominated Flag State (afkJ addi#9Ra/ j"'Fi&l:Ji6ti:9RS as af}PF913Rat9). "Buyers'Nominated Flag State" means Marshall Islands (state flag state). "Class" means the class notation referred to above. "Classification Society" means the Society referred to above. "Deposit" shall have the meaning given in Clause 2 (Deposit) "Deposit Holder/Escrow Agent' means Hill Dicki11son, Athens (state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement. "In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mailor telefax. "Parties" means the Sellers and the Buyers. "Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price). "Sellers' Account" means an account to be advised bv the Sellers (state details of bank account) at the Sellers' Bank.• "Sellers' Bank" means(state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price. 281. Purchase Price

The Purchase Price is ***United States Dollars Twenty Seven Million (USD 27,000,000)*** *(state currency and amount both in words and figures)*.

2. Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of ~~% (per cent) or, if left blank,~~ 10% (ten per cent), of the Purchase Price (the "Deposit") in an ~~interest bearing~~ ***escrow*** account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:

(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail ~~or telefax~~; and

(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.

The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.

3. Payment

Balance of payment (90%) together with any other outstanding amount as per this Agreement shall be placed in escrow, with the Deposit Holder, at least one (1) Banking day prior to the anticipated date of delivery and held to the Buyers' order in the escrow account

On delivery of the Vessel, ***(as evidenced by a signed protocol of delivery and acceptance),*** but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

(i) the Deposit shall be released to the Sellers; and

(ii) the balance of the ***90% of the*** Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.

4. Inspection

(a) *The Buyers have ~~inspected and accepted~~ ***waived inspection of*** the Vessel's classification records. The Buyers ***have waived physical inspection of the Vessel*** ~~have also inspected the Vessel at/in (state place) on (state date) and have accepted the Vessel following this inspection~~ and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b) *The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in (state place/range) within (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

69 70 71 72 73 74 755. 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 100 101 102 103 1046. 105 106 107 108 109 110 Sl:ie"'ld tl:le Q1:1yers fail te 1:1AdeFl3ke the iAspectieA 36 sGl:iedwled 3Adter AetiGe ef 3GGeptaAGe ef the Vessel's classiJisatieA reseres aAQ/er ef tl=le Vessel Aet be reGei¥ed by tl=le Sellers 3S aferesaid, tl=le Oepesit tegetl=ler wi l:! iRterest eamed, if aAy, sl:lall be released immediately te tl=le Q11yers. wl:iereafter this AgreemeRl shall be Rl:lll aRd veid. •4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(8) shall apply. Time and place of delivery and notices The Vessel shall be delivered and taken over safely afloat at a safe and always accessible berth or anchorage atlin Singapore to Japan range, excluding China, Taiwan, Hong Kong. Intention, but always subject to change, is iUanilla. (state place/range) in the Sellers' option. Notice of Readiness shall not be tendered before: Notice of Readiness shall not he tendered before the completion of current laden voyage of the Ve.se/ to Far East (date) Cancelling Date (see Clauses 5(c). 6 (a)(i).6(a) (iii) and 14): 15th July 2021 The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with twenty (20), ten (10), uven (7) and five (5) aRd tRree (3) days' approximate notice of the date and place of intended delivery and three (3) and one (I) day(s) definiJfre notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery. When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement. the Sellers shall give the Buyers a written Notice of Readiness for delivery. The Buyers shall take delivery of the Vessel within three (3) Banking Days after the Sellers have tendered to the Buyers a Notice of Readiness for delivery, the date of tendering such notice being exclusive. The .Votice of Readinessfo r delfrery sltal/ be .submitted by Ille Sellers to the Buyers once the Vessel is in every respect (both physically and documentarily) ready for delivery. If the Sellers anticipate that, notwithstanding the exercise of due diligence by them. the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79. If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and S(d) shall remain unaltered and in full force and effect. Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date. Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned.if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void. DiversInspection I Drydocking (a)* (i)The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declaredlatest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause S(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for

111 112 113 114 115 116 117 118 119 120 121 122 123 124 125 126 127 128 129 130 131 132 133 134 135 136 137 138 139 140 141 142 143 144 145 146 147 148 149 150 151 152 153 such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the underwater inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. ff the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness priorto completion of the underwater inspection. The Classification Society surveyor situ/I be present for the sole purpose of the underwater inspection and shall not interfere with the operations of the Vessel and the crew. (ii) If the rudder. propeller. bottom or other underwater parts below the deepest load fine are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load fine, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without conditiontre6emmeAdati eA-and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance. Notwithstanding anything to the contrary in this Agreement , if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards in China al er iAlf:le tf:le GFI ef Eleliver:y, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condit1onJFe6GmmeAElatioA, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established. (iii) ff the Vessel is to be drydocked pursuant to Clause 6(a) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall. for the purpose of this Clause. become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days. (h) Tl'le Seller& &Rall pla68 tf:le Vessel iA 9iy9esk at tAe JlGFI ef Eleliver:y fer iA&pestiGA ey tAe Classifi6al1eA Sesiely ef f:le Vessel's l.IAEief'Water parts eelGl/f U:ie Eleee&t (Gad liAe, tf:le exteAt 156ef tAe iAspestieA 9eiAg iA a66GF<laAGe wilf:l tf:le ClassifisatieA Sesiet) s mies. If tf:le FYEIEler, 157preeffer. 9ettem er elf:ler i.iAEleAvater paFls 9efew tf:le deepest lead liAe ai:e fei.iAEI 9rekeA , 158damaged er Elefe6l ¥e se as le affe61 U:le Vessers class, si.i61'1 9efe6ts sf:lall 9e made geed at the 159Sellers' 6esl aAd eiceAse te the satisfastieA ef ttle Classifi6atiGA Sesiefy witf:lei.it 16069AElitieA/fe6emmeAElatieA•• . IA sysf:l e\•eAt ttle Sellers are alsele pay fer tl'le 69616 aAd eicpeAses IA cwitR 1:1ttiRg tt:le Vessel iR aA9 takiRg f:ler GI.It sf drydook , iA6IY9iAg lf:le EIPJ'Elesk El1.1es aAd tf:le Classifi6atieA Sesiety's fees. TAe Sellers sf:lall alse pay ferll:!ese 6Gsts aAEI e1<peAses if aFls ef lf:le tailsf:laft system ai:e 6eAElemAe9 er fG1:1AEI Elefesli\•e er erekeR se as te affestltle Vessel's slass. IA all etl:ler sases, tf:le 8Yyers sf:lafl ay tf:le aferesaiEI 6Gsts aAEI e1<eRses,EIYes aAEI fees. (c) ff the Vessel is drydocked pursuant to Clause 6(a) (ii) or 6(b) above:

167 168 169 170 171 172 173 174 175 176 177 178 179 180 181 182 183 184 185 186 187 188 189 190 191 192 193 194 195 196 197 198 199 200 2017. 202 203 204 205 206 207 208 209 210 211 212 213 214 215 216 217 218 219 (i) The Classification Society may require survey of the tailshaft system. the extent of the survey being to the satisfaction of the Classification Society surveyor. If such survey is not required by the Classificat on Society, the Buyers shall have the option to require the tailshafl to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of the Classification Society without conditionJrecommeRsai ieR"*. (iil The costs and expenses relat ng to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class,in which case thle Sellers shall pay these costs and expenses. The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work , if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel Is still in drydock and, notwithstanding Clause 5(a). the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment). whether the Vessel is in drydock or not •t;(a) and 6(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6(a) shall apply. ••Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account. Spares,bunkers and other items The Sellers shall deliver the Vessel 10 the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s} and/or spare propeller(s)/propell er blade(s), if any, belonging to the Vessel at the time of inspection used or unused, wl=tetl=ter eR bear9 er Rel shall become the Buyers' property, but spares on order are exciuded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shafl(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores BM previsieR6 shall be included in the sale and be taken over by the Buyers without extra payment. Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional excluded items : to be advised (iRslde li6f) Items on board which are on hire or owned by third parties,listed as follows, are excluded from the sale without compensation:to be advised (iRGh.id9 li6f) Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense. The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay eitl:ler:

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11.Condition on delivery The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection.fair wear and tear excepted. However. the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without conditionlrecommendation*, free of average damage affecting the Vessel's class. and with her classification certificates 300 national, international certificates, as well as all other certificates the Vessel had at the time of inspection.clean, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time 31gof delivery. "inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection) , if applicable. If the Vessel is taken over without inspection. the date of this Agreement shall be the relevant date. *Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account. 12. Name/markings Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. 13. Buyers' default Should the Deposit not be lodged in accordance with Clause 2 (Deposit). the Sellers have the right to cancel this Agreement. and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest. Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers.If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest. 14. Sellers' default Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement. the Deposit together with interest earned. if any, shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement. 15. Buyers' representatives After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to placeup to three (3) representatives on board the Vessel at their sole risk and expense. These representatives are on board for the sole purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation. 16. Law and Arbitration (a) This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as solerbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~**(b)** *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~**(c)** This Agreement shall be governed by and construed in accordance with the laws of (*state place*) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (*state place*), subject to the procedures applicable there.~~

~~**16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.*~~

17. Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:
Address: c/o Globus maritime Ltd, 128 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.
Attn: Globus maritime Ltd
Tel: 0030 210 9608300
Athanasios Feidakis <a.g.feidakis@globusmaritime.gr>
Ioannis Koutsoukos <ikoutsoukos@globusmaritime.gr>
Mike Xanthakis <mx@arrowship.com>

For the Sellers:
Address c/o Scorpio Bulkers Inc., "Le Millenium", 9 Boulevard Charles III, MC98000 Monaco
Attention: Legal Department
Telephone: +377 97 98 57 00
Email: legal@scorpiogroup.net

18. Entire Agreement

~~The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous~~

agreemeRls wnetl'ler eral er writteR betweeRIRe Parties iR relatieR t"1erete . eaGh ef tl'le Parties aGkRewleeges t"1at iR eRteriRg iRte this l\greemeRI it has Rel relie9 eR aRG shall ha\'e Re right er remeey iR respect of aRy statemeRt, represeRtatioR. ass1o1raRce er warraRly (whether er Rel maee RegligeRlly) ether lhaR as is e11pressly set eYI iR this,A,greemeRI. AP.y terms implie9 iRte tl:iis AgreemeRI by aRy apJJliGable stat1;1te er law are l:ierel:ly e11cl1;19e9 te tl:ie e*'eRt tl:iat swch exclwsieR caR le!Jally be maee. NethiRg iR tl:iis Clawse shall limit er excl1o1ee Clause J 9 19.J The Sellers warrant that neither they nor the Vessel nor the Ve.5sel's manager has breached or is in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the UK involving countries am01rgst others, Iran, Syria, Cuba. In addition and not withstanding the above, should the Vessel and/or the Sellen· and/or the manager of the Vessel appear on the OFACISDN list of the U.S. Department of the Treasury before delivery of the Vessel to the Buyers, then the Sellers will be in default and the present Agreement will automatically and without any further action be termi11ated. The Deposit if already paid, will be returned with interest to the Buyers and in addition and without any prejudice to the return of the deposit, the Buyers will be entitled to claim/or any and all damages suffered. 19.2 The Buyers warrant neither they nor Jhe intended managers of the Vessel (Forthcoming Vessel Managers) has breached or i · in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the U.K. involving countries but 11ot limited to, /Ran, Syria, Cuba. In addition to the aforesaid, should the Buyers and/or the Forthcoming Vessel Managersbreach this undertaking andl<Jr appear on tlte OFACISDN list of the U.S. Department of the Treasury before delivery of the Vessel under tltis Agreement, then the Buyers will be in defau/ta11d Sellers shall have the optio11 to cancel this Agreeme11t. In such circumstances, the deposit if already paid, will be released with interest, if a11y, to the Sellers and in addition and without prejudice to the releafe of the deposit, the Sellers will be entitled to claim further compensationfor their losses a11dfor all e.xpem·es incurred together with intere.ft. Clause 10 - COV/D/ 9 Clause a) For thepurposes of I/tis clause "Disease" means COVJD-19 (and any muJation of COVJD-19). "Restrictio11s" means any mundarory order of authorities or other circumMances that relate to the Disease that prevent either: (i) the Sellers' master, officers or crew disembarking from the Vessel and travelling from the place of delivery to their c<Juntry of residence; or (ii) the Buyers' master, officen·or crew travelling to theplace of deliveryfrom their country of residence. If,prior to the arrival of tlte Vessel at the inte11ded place of delivery: the Sellers reusonabv believe that they will be unable to deliver; or the Buyers reasonably believe that they will be unable to take delivery of, the Vessel at the intendedplace of delivery due to Restrictions, the11 tire party affected shall nmify the other party without delay, a11d in any event no later than the day the Sellers' give their uven (7) day notice pursuant to line 82 hereof. If such a n<Jtice is validly given, the Sellers will nominllte an alternative place of delivery within the contracttlal range as per lines 76-77, which is not subject to Restrictions (the "Altern<1tive Place of Delfrery"). If, after the arrival of the Vessel at the intended place of delivery, such place becomes subject to Restrictions, the Sellers shall nominate, and move the Vessel to, an Alternative Place of Delivery, and Sellers shall keep Buyers advifed about the expected new delivery date, but no new pre-delivery notices shall be required to be given by the Sellers. The Cancelling Date shall be extended by the additional time required for such repositioning of the Vessel (as advi.fed by the Sellers, acting reasonably). Any additional voyage expenses, including but 1101 limited to additional bunkers consumed, pilotage and harbour d11es, and any other additional costs and e.xpenses, including but not limited to screening, cleaning, fumigating and/or quarantining the Vessel and its crew (together the "Relocation Expenses") arising from the Vessel proceeding to an Alternative Place of Delivery instead of the place of delivery originally nominated in accordance with Clause 5 shall be shared on a 50:50 basis, against presentation of reasonable supporting documentation.

(e) If the Vessel or its crew is quarantined at any place, then all time in connection with such quarantine shall automatically extend the Cancelling Date by the period required for the Vessel to be released from quarantine.

(f)The Sellers shall not be liable for any costs and expenses if, after delivery of the Vessel, any delays, costs, expenses or liabilities whatsoever are incurred as a result of the Vessel having visited any place prior to delivery of the Vessel.

Clause 21

This Agreement shall be confidential between the Parties and the Parties must ensure that this extends to any broker involved. However, the Parties acknowledge that the Buyers' and the Sellers' parent company/ultimate beneficiaries are public limited companies and the Parties shall comply with all applicable securities laws, including, but not limited to, United States securities laws, regulations and rules (including, but not limited to, the regulations and rules of the New York Stock Exchange and the Nasdaq stock market [NASDAQ]). The Parties are allowed to share information relating to this Agreement with their professional advisors and banks.

For and of behalf of the Buyers Name: _ Title: For and on behalf of the Guarantor Title: This Charter Party iS a ""mputer generated copy of 1he "SALEFORM 2012" form printad by authority of Noowe91an Shipbrokers' Association using software which is the GOpyright of SDSD. Any 1nsert1on or delehon to the form must be clearly visible. In the event of any modification made to the preprinted teld of this document which is not dearly visible, the text of the o!1glnal approved document shall apply. Norwegian Sh1pbroera' Association and SDSD assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document

For and on behalf of the Sellers	For and on behalf of the Buyers
______________________	
Name:______________________	Name: IOANNIS P. KOUTSOUKOS
Title:______________________	Title: PRESIDENT

For and on behalf of the Guarantor	***For and on behalf of the Guarantor***
Name:	***Name:*** A. FEIDAKIS
Title:	***Title:*** CEO

This Charter Party is a computer generated copy of the "SALEFORM 2012" form printed by authority of Norwegian Shipbrokers' Association using software which is the copyright of SDSD. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document which is not clearly visible, the text of the original approved document shall apply. Norwegian Shipbrokers' Association and SDSD assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document.